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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   SCHEDULE TO
                                  (RULE 13e-4)
                                (AMENDMENT NO. 5)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
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                                   STRASBAUGH
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

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                 OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
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                                   86260A 101
            (CUSIP NUMBER OF CLASS OF SECURITIES UNDERLYING OPTIONS)
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      (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                CHUCK SCHILLINGS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   STRASBAUGH
                                825 BUCKLEY ROAD
                        SAN LUIS OBISPO, CALIFORNIA 93401
                                 (805) 541-6424

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                        COPIES OF ALL CORRESPONDENCE TO:

                                ROBERT J. ZEPFEL
                               HADDAN & ZEPFEL LLP
                       500 NEWPORT CENTER DRIVE, SUITE 580
                             NEWPORT BEACH, CA 92660
                                 (949) 706-6000
                               FAX (949) 706-6060

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                            CALCULATION OF FILING FEE

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   TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
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        $199,112.40                                               $39.82
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that a maximum of 663,708 shares of Common Stock of Issuer, having an aggregate value of $199,112 as of July 21, 2009 will be issued pursuant to this offer. The aggregate value of such shares was calculated based on the closing price of the Common Stock on July 21, 2009.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:      $39.82
     Filing party:                Strasbaugh
     Form or registration No.:    Schedule TO
     Date filed:                  July 22. 2009

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_|  third party tender offer subject to Rule 14d-1.

     |X|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|
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                                EXPLANATORY NOTE


       This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the "SCHEDULE TO") filed with the Securities and Exchange Commission on July 22, 2009, and amended on August 24, 2009, August 26, 2009, September 8, 2009, and September 10, 2009, relating to an offer by Strasbaugh, a California corporation (the "COMPANY"), to its employees and members of the Board of Directors holding options under its 2007 Share Incentive Plan, to exchange a lesser number of shares of Common Stock for such options (the "EXCHANGE OFFER").

       Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 5 should be read in conjunction with the Schedule TO, as previously amended.

ITEM 4. TERMS OF THE TRANSACTION.

       Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on September 25, 2009 at 5:00 p.m., Pacific Time. Options to purchase 1,008,000 shares of Common Stock of the Company were tendered for cancellation. In exchange for such options, the Company will issue 504,000 shares of Restricted Stock.

ITEM 12. EXHIBITS.*

       (a)(1)(A) Offer to Exchange Outstanding Options for Common Stock.

       (a)(1)(B) Instructions To Election Form And Information Sheet, and Election Form and Information Sheet.

       (a)(1)(C) Transmittal Letter.

       (b)       Not applicable.

       (c)       Not applicable.

       (d)       Not applicable.

       (e)       Not applicable.

       (f)       Not applicable.

       (g)       Not applicable.

       (h)       Not applicable.


 *All exhibits have been filed previously.



                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule TO is true, complete and correct.


                                           Strasbaugh

                                           /s/ Chuck Schillings
                                           --------------------
                                           Chuck Schillings
                                           President and Chief Executive Officer
Date: October 5, 2009